Exhibit 99.11
IFRS-INR Earnings Release

AUDITORS’ REPORT
TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (‘the Company’) and subsidiaries (collectively referred to as the ‘Infosys Group’) as at September 30, 2010, the related consolidated statements of comprehensive income for the three months and six months ended on that date, and the related consolidated statements of changes in equity and cash flows for the six months ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the International Financial Reporting Standards as issued by International Accounting Standards Board (‘IFRS’):

(a)	in the case of the consolidated balance sheet, of the financial position of the Infosys Group as of September 30, 2010;
(b)	in the case of the consolidated statement of comprehensive income of the financial performance of the Infosys Group for the three months and six months ended on that date;
(c)	in the case of the consolidated statement of changes in equity, of the changes in equity of the Infosys Group for the six months ended on that date; and
(d)	in the case of the consolidated statement of cash flows, of the cash flows of the Infosys Group for the six months ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
October 15, 2010

Infosys Technologies Limited and subsidiaries
(In Rs. crore except share data)
Consolidated Balance Sheets as of	Note	September 30, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	2.1	15,401	12,111
Available-for-sale financial assets	2.2	38	2,556
Investment in certificates of deposit		1,949	1,190
Trade receivables		4,171	3,494
Unbilled revenue		1,056	841
Derivative financial instruments	2.7	18	95
Prepayments and other current assets	2.4	786	641
Total current assets		23,419	20,928
Non-current assets
Property, plant and equipment	2.5	4,529	4,439
Goodwill	2.6	824	829
Intangible assets	2.6	52	56
Deferred income tax assets	2.17	309	346
Income tax assets	2.17	641	667
Other non-current assets	2.4	519	347
Total non-current assets		6,874	6,684
Total assets		30,293	27,612
LIABILITIES AND EQUITY
Current liabilities
Trade payables		38	10
Current income tax liabilities	2.17	904	724
Client deposits		11	8
Unearned revenue		597	531
Employee benefit obligations	2.8	149	131
Provisions	2.9	81	82
Other current liabilities	2.10	1,931	1,707
Total current liabilities		3,711	3,193
Non-current liabilities
Deferred income tax liabilities	2.17	1	114
Employee benefit obligations	2.8	200	171
Other non-current liabilities	2.10	56	61
Total liabilities		3,968	3,539
Equity
Share capital- Rs. 5 par value 600,000,000 equity shares authorized, issued and outstanding 571,201,074 and 570,991,592, net of 2,833,600 treasury shares each, as of September 30, 2010 and March 31, 2010, respectively		286	286
Share premium		3,059	3,047
Retained earnings		22,894	20,668
Other components of equity		86	72
Total equity attributable to equity holders of the company		26,325	24,073
Total liabilities and equity		30,293	27,612
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajh Ramakrishna	N. R. Narayana Murthy	S.Gopalakrishnan	S.D.Shibulal	Deepak.M.Satwalekar
Partner Membership No. 32815	Chairman and Chief Mentor	Chief Executive Officer and Managing Director	Chief Operating Officer and Director	Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Sridar A. Iyengar	David L. Boyles
	Director	Director	Director	Director

	Prof. Jeffrey S. Lehman	K.V.Kamath	K. Dinesh	T. V. Mohandas Pai
	Director	Director	Director	Director

Bangalore	Srinath Batni	V. Balakrishnan	K. Parvatheesam
October 15, 2010	Director	Chief Financial Officer	Company Secretary

Infosys Technologies Limited and subsidiaries
				(In Rs. crore except share data)
Consolidated Statements of Comprehensive Income		Three months ended September 30,		Six months ended September 30,
	Note	2010	2009	2010	2009
Revenues		6,947	5,585	13,145	11,057
Cost of sales		3,971	3,203	7,619	6,342
Gross profit		2,976	2,382	5,526	4,715
Operating expenses:
Selling and marketing expenses		380	276	719	537
Administrative expenses		498	413	954	841
Total operating expenses		878	689	1,673	1,378
Operating profit		2,098	1,693	3,853	3,337
Other income, net	2.14	267	239	506	508
Profit before income taxes		2,365	1,932	4,359	3,845
Income tax expense	2.17	628	397	1,134	785
Net profit		1,737	1,535	3,225	3,060
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.17)		4	–	(3)	–
Exchange differences on translating foreign operations		34	30	17	69
Total other comprehensive income		38	30	14	69
Total comprehensive income		1,775	1,565	3,239	3,129
Profit attributable to:
Owners of the company		1,737	1,535	3,225	3,060
Non-controlling interest		–	–	–	–
		1,737	1,535	3,225	3,060
Total comprehensive income attributable to:
Owners of the company		1,775	1,565	3,239	3,129
Non-controlling interest		–	–	–	–
		1,775	1,565	3,239	3,129
Earnings per equity share
Basic (Rs.)		30.41	26.91	56.47	53.67
Diluted (Rs.)		30.40	26.87	56.45	53.60
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		571,131,367	570,343,178	571,083,717	570,229,204
Diluted		571,358,817	571,046,545	571,345,695	570,948,478
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajh Ramakrishna	N. R. Narayana Murthy	S.Gopalakrishnan	S.D.Shibulal	Deepak.M.Satwalekar
Partner Membership No. 32815	Chairman and Chief Mentor	Chief Executive Officer and Managing Director	Chief Operating Officer and Director	Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore October 15, 2010	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

Infosys Technologies Limited and subsidiaries

Consolidated Statements of Changes in Equity
(In Rs. crore except share data)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2009	572,830,043	286	2,944	15,972	(8)	19,194
Changes in equity for the six months ended September 30, 2009
Shares issued on exercise of employee stock options	481,650	1	39	–	–	40
Share-based compensation	–	–	1	–	–	1
Treasury shares*	(2,833,600)	(1)	4	–	–	3
Reserves on consolidation of trusts	–	–	–	46	–	46
Dividends (including corporate dividend tax)	–	–	–	(900)	–	(900)
Net profit	–	–	–	3,060	–	3,060
Exchange differences on translating foreign operations	–	–	–	–	69	69
Balance as of September 30, 2009	570,478,093	286	2,988	18,178	61	21,513
Balance as of April 1, 2010	570,991,592	286	3,047	20,668	72	24,073
Changes in equity for the six months ended September 30, 2010
Shares issued on exercise of employee stock options	209,482	–	12	–	–	12
Dividends (including corporate dividend tax)	–	–	–	(999)	–	(999)
Fair value changes on available-for-sale financials assets, net of tax effect of Rs. 1 crore (refer note 2.2)	–	–	–	–	(3)	(3)
Net profit	–	–	–	3,225	–	3,225
Exchange differences on translating foreign operations	–	–	–	–	17	17
Balance as of September 30, 2010	571,201,074	286	3,059	22,894	86	26,325
The accompanying notes form an integral part of the consolidated interim financial statements
* Treasury shares held by controlled trusts consolidated effective July 1, 2009

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S.Gopalakrishnan Chief Executive Officer and Managing Director	S.D.Shibulal Chief Operating Officer and Director	Deepak.M.Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore October 15, 2010	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

Infosys Technologies Limited and subsidiaries
(In Rs. crore)
Consolidated Statements of Cash Flows		Six months ended September 30,
	Note	2010	2009
Operating activities:
Net profit		3,225	3,060
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	424	457
Income tax expense	2.17	1,134	785
Share based compensation		–	1
Income on available-for-sale financial assets and certificates of deposits		(70)	(33)
Other non cash item		3	–
Changes in working capital
Trade receivables		(677)	304
Prepayments and other assets		(86)	(121)
Unbilled revenue		(214)	(38)
Trade payables		28	(17)
Client deposits		3	2
Unearned revenue		65	228
Other liabilities and provisions		297	45
Cash generated from operations		4,132	4,673
Income taxes paid	2.17	(1,002)	(797)
Net cash provided by operating activities		3,130	3,876
Investing activities:
Payment for acquisition of business		(2)	(1)
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.10	(545)	(324)
Loans to employees		(5)	4
Non-current deposits placed with corporation		(152)	(3)
Income on available-for-sale financial assets		20	33
Investment in certificates of deposit		(721)	–
Redemption of certificates of deposit		10	–
Investment in available-for-sale financial assets		(1,527)	(4,800)
Redemption of available-for-sale financial assets		4,043	1,578
Net cash provided by / (used in) investing activities		1,121	(3,513)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		12	40
Payment of dividends		(856)	(769)
Payment of dividend tax		(143)	(131)
Net cash used in financing activities		(987)	(860)
Effect of exchange rate changes on cash and cash equivalents		26	78
Net increase/(decrease) in cash and cash equivalents		3,264	(497)
Cash and cash equivalents at the beginning	2.1	12,111	10,993
Opening cash and cash equivalents of controlled trusts		–	50
Cash and cash equivalents at the end	2.1	15,401	10,624
Supplementary information:
Restricted cash balance	2.1	109	52
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajh Ramakrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S.Gopalakrishnan Chief Executive Officer and Managing Director	S.D.Shibulal Chief Operating Officer and Director	Deepak.M.Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director

	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director	K. Dinesh Director	T. V. Mohandas Pai Director

Bangalore October 15, 2010	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	K. Parvatheesam Company Secretary

Notes to the Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil) and Infosys Public Services, Inc, (Infosys Public Services), is a leading global technology services company. The Infosys group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market. The company’s consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on October 15, 2010.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resultant exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. A portion of the monthly contribution amount is being paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement to reduce complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated held to maturity, available for sale and loans and receivables. Further it eliminates the rule based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. The Group is required to adopt the standard by accounting year commencing April 1, 2014. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial statements.

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Cash and bank deposits	13,855	10,556
Deposits with corporations	1,546	1,555
	15,401	12,111

Cash and cash equivalents as of September 30, 2010 and March 31, 2010 include restricted cash and bank balances of Rs. 109 crore and Rs. 71 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company and unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Current Accounts
ABN Amro Bank, China	36	33
ABN Amro Bank, China (U.S. dollar account)	43	14
ABN Amro Bank, Taiwan	1	2
Bank of America, Mexico	10	18
Bank of America, USA	395	686
Banamex , Mexico	1	2
China Merchants Bank, China	–	1
Citibank NA, Australia	120	25
Citibank NA, Brazil	3	9
Citibank NA, Czech Republic (Euro account)	–	2
Citibank NA, Czech Republic (U.S. dollar account)	1	–
Citibank NA, New Zealand	2	1
Citibank NA, Japan	3	2
Citibank NA, India	–	2
Citibank NA, Thailand	1	1
Citibank N.A., Czech Republic	3	–
Deustche Bank	19	13
Deutsche Bank, Belgium	19	18
Deutsche Bank, Poland	2	2
Deutsche Bank, France	3	1
Deutsche Bank, Germany	26	12
Deutsche Bank, Moscow (U.S. dollar account)	1	1
Deutsche Bank, Netherlands	4	7
Deustche Bank, Philiphines	1	–
Deustche Bank, Philiphines (U.S. dollar account)	2	3
Deustche Bank, Poland (Euro account)	1	1
Deutsche Bank, Spain	1	1
Deutsche Bank, Singapore	1	1
Deutsche Bank, Switzerland	93	10
Deutsche Bank, Switzerland (U.S. dollar account)	–	1
Deustche Bank, Thailand	3	3
Deustche Bank, Thailand (U.S. dollar account)	–	1
Deutsche Bank, UK	69	29
Deustche Bank-EEFC (Euro account)	25	3
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	–	1
Deustche Bank-EEFC (U.S. dollar account)	3	8
HSBC Bank, UK	3	2
HDFC Bank-Unclaimed dividend account	1	1
ICICI Bank	61	133
ICICI Bank, UK	1	1
ICICI Bank-EEFC (Euro account)	1	1
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	2
ICICI Bank-EEFC (U.S. dollar account)	23	10
ICICI bank-Unclaimed dividend account	1	1
National Australia Bank Limited, Australia	22	21
National Australia Bank Limited, Australia (U.S. dollar account)	32	14
Nordbanken, Sweden	1	1
Royal Bank of Canada, Canada	13	20
Standard Chartered Bank , UAE	2	–
Wachovia Bank, USA	3	7
	1,057	1,128
Deposit Accounts
Andhra Bank	209	99
Allahabad Bank	391	150
Axis Bank	494	–
Bank of America	20	–
Bank of Baroda	825	299
Bank of India	1,197	881
Bank of Maharashtra	509	500
Barclays Bank	96	100
Canara Bank	1,080	963
Central Bank of India	441	100
Corporation Bank	175	276
Citibank N.A, Czech Republic	17	9
Citibank (Euro account)	2	3
Citibank (U.S. dollar account)	3	4
Deustche Bank, Poland	10	8
DBS Bank	30	49
HSBC Bank	–	483
HDFC Bank	469	–
ICICI Bank	1,619	1,435
IDBI Bank	905	909
ING Vysya Bank	24	25
Indian Overseas Bank	528	140
Jammu and Kashmir Bank	19	10
Kotak Mahindra Bank	75	61
National Australia Bank Limited, Australia	330	312
Oriental Bank of Commerce	537	100
Punjab National Bank	879	994
South Indian Bank	20	–
State Bank of Hyderabad	215	233
State Bank of India	73	126
State Bank of Mysore	496	496
Syndicate Bank	452	475
Union Bank of India	553	93
Vijaya Bank	95	95
Yes Bank	10	–
	12,798	9,428
Deposits with corporations
HDFC Limited	1,546	1,551
Sundaram BNP Paribus Home Finance Limited	–	4
	1,546	1,555
Total	15,401	12,111

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units and unlisted equity securities are as follows:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Liquid mutual fund units:
Cost and fair value	4	2,518

Unlisted equity securities:
Cost	4	4
Gross unrealised holding gains	30	34
Fair value	34	38

Total available-for-sale financial assets	38	2,556

During February 2010, Infosys sold 3,231,151 shares of OnMobile Systems Inc, U.S.A, at a price of Rs. 166.58 per share, derived from quoted prices of the underlying marketable equity securities. The total consideration amounted to Rs. 53 crore, net of taxes and transaction costs. The resultant income of Rs. 48 crore was included under other income for the year ended March 31, 2010. Additionally, the remaining 2,154,100 shares had been fair valued at Rs. 38 crore as at March 31, 2010.

As of September 30, 2010 the 2,154,100 shares were fair valued at Rs. 34 crore and the resultant unrealized loss of Rs. 3 crore, net of taxes of Rs. 1 crore has been recognized in other comprehensive income. The fair value of Rs. 34 crore has been derived based on an agreed upon exchange ratio between these unlisted equity securities and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During the year ended March 31, 2010 Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of upto Rs. 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition were Rs. 40 crore and Rs. 67 crore, respectively.

This business acquisition is expected to enable Infosys BPO to deliver growth in platform-based services in the insurance and financial services industry and is also expected to enable McCamish to service larger portfolios of transactions for clients and expand into global markets. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:
			(In Rs.crore)
Component	Acquiree’s carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	5	–	5
Net current assets	9	–	9
Intangible assets-Customer contracts and relationships	–	48	48
Intangible assets-Computer software platform	–	13	13
	14	61	75
Goodwill			138
Total purchase price			213

The entire goodwill is deductible for tax purposes.

The amount of trade receivables acquired from the above business acquisition was Rs. 16 crore. The entire amount has been collected subsequently.

The identified intangible customer contracts and relationships are being amortized over a period of nine years whereas the identified intangible computer software platform has been amortized over a period of four months, based on management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:
(In Rs.crore)
Particulars	Consideration settled
Fair value of total consideration
Cash paid	161
Liabilities settled in cash	12
Contingent consideration	40
Total	213

The payment of contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period will be extended by 2 years.The total contingent consideration can range between Rs. 67 crore and Rs. 93 crore.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Current
Rental deposits	39	36
Security deposits with service providers	71	63
Loans to employees	112	106
Prepaid expenses*	49	39
Interest accrued and not due	22	9
Withholding taxes*	450	343
Advance payments to vendors for supply of goods*	19	19
Other assets	24	26
	786	641
Non-current
Loans to employees	4	6
Deposit with corporation	489	337
Prepaid expenses*	24	–
Prepaid gratuity and other benefits*	2	4
	519	347
	1,305	988
Financial assets in prepayments and other assets	761	557
*Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2010:
								(In Rs. crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of July 1, 2010	414	3,401	1,303	1,285	807	5	297	7,512
Additions	1	111	51	70	24	1	49	307
Deletions	–	–	–	(3)	(9)	–	–	(12)
Translation difference	–	–	–	6	2	–	–	8
Gross carrying value as of September 30, 2010	415	3,512	1,354	1,358	824	6	346	7,815

Accumulated depreciation as of July 1, 2010	–	(800)	(706)	(1,093)	(475)	(2)	–	(3,076)

Depreciation	–	(59)	(60)	(60)	(36)	–	–	(215)
Accumulated depreciation on deletions	–	–	–	3	9	–	–	12
Translation difference	–	1	–	(5)	(2)	(1)	–	(7)
Accumulated depreciation as of September 30, 2010	–	(858)	(766)	(1,155)	(504)	(3)	–	(3,286)
Carrying value as of July 1, 2010	414	2,601	597	192	332	3	297	4,436
Carrying value as of September 30, 2010	415	2,654	588	203	320	3	346	4,529

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2009:
								(In Rs. crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of July 1, 2009	286	3,033	1,258	1,264	813	4	557	7,215
Additions	40	119	76	64	33	1	(137)	196
Deletions	–	–	–	(15)	(1)	–	–	(16)
Translation difference	–	–	1	4	–	–	–	5
Gross carrying value as of September 30, 2009	326	3,152	1,335	1,317	845	5	420	7,400
Accumulated depreciation as of July 1, 2009	–	(585)	(583)	(1,028)	(428)	(1)	–	(2,625)

Depreciation	–	(52)	(67)	(70)	(43)	–	–	(232)
Accumulated depreciation on deletions	–	–	–	15	1	–	–	16
Translation difference	–	–	(1)	(2)	(2)	–	–	(5)
Accumulated depreciation as of September 30, 2009	–	(637)	(651)	(1,085)	(472)	(1)	–	(2,846)
Carrying value as of July 1, 2009	286	2,448	675	236	385	3	557	4,590
Carrying value as of September 30, 2009	326	2,515	684	232	373	4	420	4,554

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2010:
	(In Rs. crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	327	3,300	1,263	1,251	765	5	409	7,320
Additions	88	212	92	112	67	1	(63)	509
Deletions	–	–	–	(10)	(9)	–	–	(19)
Translation difference	–	–	(1)	5	1	–	–	5
Gross carrying value as of September 30, 2010	415	3,512	1,354	1,358	824	6	346	7,815
Accumulated depreciation as of April 1, 2010	–	(745)	(648)	(1,046)	(440)	(2)	–	(2,881)

Depreciation	–	(114)	(119)	(115)	(72)	–	–	(420)
Accumulated depreciation on deletions	–	–	–	10	9	–	–	19
Translation difference	–	1	1	(4)	(1)	(1)	–	(4)
Accumulated depreciation as of September 30, 2010	–	(858)	(766)	(1,155)	(504)	(3)	–	(3,286)
Carrying value as of April 1, 2010	327	2,555	615	205	325	3	409	4,439
Carrying value as of September 30, 2010	415	2,654	588	203	320	3	346	4,529

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2009:
		(In Rs. crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2009	285	2,913	1,183	1,233	774	4	677	7,069
Additions	41	239	151	96	72	1	(257)	343
Deletions	–	–	–	(16)	(1)	–	–	(17)
Translation difference	–	–	1	4	–	–	–	5
Gross carrying value as of September 30, 2009	326	3,152	1,335	1,317	845	5	420	7,400
Accumulated depreciation as of April 1, 2009	–	(535)	(521)	(960)	(387)	(1)	–	(2,404)

Depreciation	–	(102)	(129)	(139)	(84)	–	–	(454)
Accumulated depreciation on deletions	–	–	–	16	1	–	–	17
Translation difference	–	–	(1)	(2)	(2)	–	–	(5)
Accumulated depreciation as of September 30, 2009	–	(637)	(651)	(1,085)	(472)	(1)	–	(2,846)
Carrying value as of April 1, 2009	285	2,378	662	273	387	3	677	4,665
Carrying value as of September 30, 2009	326	2,515	684	232	373	4	420	4,554

The depreciation expense for the three months and six months ended September 30, 2010 and September 30, 2009 is included in cost of sales in the statement of comprehensive income.

Carrying value of land includes Rs. 145 crore and Rs. 149 crore as of September 30, 2010 and March 31, 2010, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the company has an option to purchase the properties on expiry of the lease period. The company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were Rs. 552 crore and Rs. 301 crore, as of September 30, 2010 and March 31, 2010, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Carrying value at the beginning	829	692
Goodwill recognized on acquisition (Refer Note 2.3)	–	138
Translation differences pertaining to foreign subsidiary	(5)	(1)
Carrying value at the end	824	829

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:
	(In Rs. crore)
Segment	As of
	September 30, 2010	March 31, 2010
Financial services	401	403
Manufacturing	94	94
Telecom	14	15
Retail	227	228
Others	88	89
Total	824	829

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the ‘Financial services’ segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2010, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Gross carrying value at the beginning	117	56
Customer contracts and relationships (Refer Note 2.3)	–	48
Computer software platform (Refer Note 2.3)	–	13
Gross carrying value at the end	117	117

Accumulated amortization at the beginning	61	21
Amortization expense	4	37
Translation differences	–	3
Accumulated amortization at the end	65	61
Net carrying value	52	56

The intangible customer contracts recognized at the time of acquisition of Philips BPO operations are being amortized over a period of seven years, being management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. However, during the year ended March 31, 2010 the amortization of this intangible asset has been accelerated based on the usage pattern of the asset. As of September 30, 2010, the customer contracts have a remaining amortization period of approximately four years.

The intangible customer contracts and relationships recognized at the time of McCamish acquisition are being amortized over a period of nine years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of September 30, 2010, the customer contracts and relationships have a remaining amortization period of eight years.

The intangible computer software platform recognized at the time of McCamish acquisition having a useful life of four months, being management’s estimate of its useful life, based on the life over which economic benefits were expected to be realized, has been fully amortized.

The aggregate amortization expense included in cost of sales, for the three months and six months ended September 30, 2010 and September 30, 2009 was Rs. 2 crore and Rs. 4 crore and Rs. 1 crore and Rs. 3 crore, respectively.

Research and development expense recognized in net profit in the statement of comprehensive income, for the three months and six months ended September 30, 2010 and September 30, 2009 was Rs. 140 crore and Rs. 257 crore and Rs. 85 crore and Rs. 200 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of September 30, 2010 were as follows:
	(In Rs. crore)
	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/ fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	15,401	–	–	–	15,401
Available-for-sale financial assets (Refer Note 2.2)	–	–	38	–	38
Investment in certificates of deposit	1,949	–	–	–	1,949
Trade receivables	4,171	–	–	–	4,171
Unbilled revenue	1,056	–	–	–	1,056
Prepayments and other assets (Refer Note 2.4)	761	–	–	–	761
Derivative financial instruments	–	18	–	–	18
Total	23,338	18	38	–	23,394
Liabilities:
Trade payables	–	–	–	38	38
Client deposits	–	–	–	11	11
Employee benefit obligations (Refer Note 2.8)	–	–	–	349	349
Other liabilities (Refer Note 2.10)	–	–	–	1,559	1,559
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	43	43
Total	–	–	–	2,000	2,000

The carrying value and fair value of financial instruments by categories as of March 31, 2010 were as follows:
(In Rs. crore)
	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	12,111	–	–	–	12,111
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,556	–	2,556
Investment in certificates of deposit	1,190	–	–	–	1,190
Trade receivables	3,494	–	–	–	3,494
Unbilled revenue	841	–	–	–	841
Derivative financial instruments	–	95	–	–	95
Prepayments and other assets (Refer Note 2.4)	557	–	–	–	557
Total	18,193	95	2,556	–	20,844
Liabilities:
Trade payables	–	–	–	10	10
Client deposits	–	–	–	8	8
Employee benefit obligations (Refer Note 2.8)	–	–	–	302	302
Other liabilities (Refer Note 2.10)	–	–	–	1,452	1,452
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	40	40
Total	–	–	–	1,812	1,812

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2010:
(In Rs. crore)
	As of September 30, 2010	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	4	4	–	–
Available- for- sale financial asset- Investments in unlisted equity instruments (Refer Note 2.2)	34	–	34	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	18	–	18	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:
		(In Rs. crore)
	As of March 31, 2010	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	2,518	2,518	–	–
Available- for- sale financial asset- Investments in unlisted equity instruments (Refer Note 2.2)	38	–	38	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	95	–	95	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
			(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Interest income on deposits and certificates of deposit	257	198	494	424
Income from available-for-sale financial assets	2	23	22	33
	259	221	516	457

Derivative financial instruments

The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of		As of
	September 30, 2010		March 31, 2010
	In million	In Rs. crore	In million	In Rs. crore
Forward contracts
In U.S. dollars	412	1,851	267	1,199
In Euro	14	87	22	130
In United Kingdom Pound Sterling	4	27	11	71
In Australian dollars	10	44	3	12
Option contracts
In U.S. dollars	85	382	200	898
In Euro	5	30	–	–
In United Kingdom Pound Sterling	5	36	–	–
In Australian dollars	10	44	–	–

The company recognized a net gain on derivative financials instruments of Rs. 53 crore and a net loss on derivative financial instruments of Rs. 28 crore during the three months and six months ended September 30, 2010 as against a net loss on derivative financial instruments of Rs. 1 crore and a net gain on derivative financials instruments of Rs. 96 crore during the three months and six months ended September 30, 2009, respectively, which are included in other income.

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Not later than one month	378	280
Later than one month and not later than three months	575	825
Later than three months and not later than one year	1,548	1,205
	2,501	2,310

Financial risk management

Financial risk factors

The company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the company is foreign exchange risk. The company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The company operates internationally and a major portion of the business is transacted in several currencies and consequently the company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Aggregate amount of outstanding forward and option contracts	2,501	2,310
Gains / (losses) on outstanding forward and option contracts	18	95

The outstanding foreign exchange forward and option contracts as of September 30, 2010 and March 31, 2010, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of September 30, 2010:
(In Rs. crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	535	92	68	420	192	1,307
Trade receivables	2,825	306	435	259	221	4,046
Unbilled revenue	698	119	106	36	56	1,015
Other assets	614	10	19	–	59	702
Trade payables	(12)	(1)	(1)	–	(16)	(30)
Client deposits	(8)	–	–	(1)	–	(9)
Accrued expenses	(206)	(14)	4	–	(34)	(250)
Accrued compensation to employees	(99)	–	(25)	–	(40)	(164)
Other liabilities	(1,487)	(161)	(41)	(2)	(62)	(1,753)
Net assets / (liabilities)	2,860	351	565	712	376	4,864

The following table analyzes foreign currency risk from financial instruments as of March 31, 2010:
(In Rs. crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	764	46	31	315	123	1,279
Trade receivables	2,446	254	370	204	177	3,451
Unbilled revenue	567	72	110	32	39	820
Other assets	481	13	11	1	45	551
Trade payables	(1)	(1)	–	–	(7)	(9)
Client deposits	(7)	–	–	–	–	(7)
Accrued expenses	(254)	(16)	–	–	(26)	(296)
Accrued compensation to employees	(149)	(2)	–	–	(48)	(199)
Other liabilities	(1,128)	(137)	(56)	–	(36)	(1,357)
Net assets / (liabilities)	2,719	229	466	552	267	4,233

For the three months ended September 30, 2010 and September 30, 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the company's operating margins by approximately 0.5% and 0.5% respectively.

For the six months ended September 30, 2010 and September 30, 2009, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the company's operating margins by approximately 0.5% and 0.4% respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to Rs. 4,171 crore and Rs. 3,494 crore as of September 30, 2010 and March 31, 2010, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Three months ended September 30,		Six months ended September 30,
Revenue from top customer	2010	2009	2010	2009
	4.7	4.6	4.8	4.5
Revenue from top five customers	15.8	16.5	15.5	16.4

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposits are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, Rs. 3,254 crore and Rs. 2,184 crore as of September 30, 2010 and March 31, 2010, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of Rs. 1 crore and Rs. 6 crore as of September 30, 2010 and March 31, 2010, respectively.

The company’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the date of the invoice. The age wise break up of trade receivables, net of allowances that are past due, is given below:
	(In Rs. crore)
	As of
Period (in days)	September 30, 2010	March 31, 2010
31 – 60	335	1,161
61 – 90	342	116
More than 90	239	27

The allowance for impairment of trade receivables for the three months and six months ended September 30, 2010 and September 30, 2009 was Rs. 12 crore and Rs. 28 crore and Rs. 29 crore and Rs. 48 crore, respectively. The movement in the allowance for impairment of trade receivables is as follows:
			(In Rs. crore)
	Three months ended September 30, 2010	Six months ended September 30, 2010	Year ended March 31, 2010
Balance at the beginning	115	102	106
Translation differences	(1)	(4)	2
Impairment loss recognized	12	28	–
Trade receivables written off	(8)	(8)	(6)
Balance at the end	118	118	102

Liquidity risk

As of September 30, 2010, the company had a working capital of Rs. 19,708 crore including cash and cash equivalents of Rs. 15,401 crore, available-for-sale financial assets of Rs. 38 crore and investments in certificates of deposit of Rs. 1,949 crore. As of March 31, 2010, the company had a working capital of Rs. 17,735 crore including cash and cash equivalents of Rs. 12,111 crore, available-for-sale financial assets of Rs. 2,556 crore and investments in certificates of deposit of Rs. 1,190 crore.

As of September 30, 2010 and March 31, 2010, the outstanding employee benefit obligations were Rs. 349 crore and Rs. 302 crore, respectively, which have been fully funded. Further, as of September 30, 2010 and March 31, 2010, the company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of September 30, 2010:
					(In Rs. crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	38	–	–	–	38
Client deposits	11	–	–	–	11
Other liabilities (Refer Note 2.10)	1,539	20	–	–	1,559
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	8	7	29	22	66

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2010:
					(In Rs. crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	10	–	–	–	10
Client deposits	8	–	–	–	8
Other liabilities (Refer Note 2.10)	1,431	–	21	–	1,452
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	–	9	27	31	67

As of September 30, 2010 and March 31, 2010, the company had outstanding financial guarantees of Rs. 19 crore and Rs. 18 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the company’s knowledge there has been no breach of any term of the lease agreement as of September 30, 2010 and March 31, 2010.

2.8 Employee benefit obligations

Employee benefit obligations comprise the following:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Current
Compensated absence	149	131
	149	131
Non-current
Compensated absence	200	171
	200	171
	349	302

2.9 Provisions

Provisions comprise the following:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Provision for post sales client support	81	82

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
			(In Rs. crore)
	Three months ended September 30, 2010	Six months ended September 30, 2010	Year ended March 31, 2010
Balance at the beginning	85	82	92
Provision recognized/ (reversed)	(4)	(2)	(2)
Provision utilized	–	–	(8)
Translation difference	–	1	–
Balance at the end	81	81	82

Provision for post sales client support for the three months and six months ended September 30, 2010 and September 30, 2009 is included in cost of sales in the statement of comprehensive income.

2.10 Other liabilities

Other liabilities comprise the following:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Current
Accrued compensation to employees	645	667
Accrued expenses	730	606
Withholding taxes payable*	361	250
Retainage	36	72
Unamortized negative past service cost (Refer Note 2.12.1) *	24	26
Liabilities arising on consolidation of trusts	115	74
Liability towards acquisition of business	7	–
Others	13	12
	1,931	1,707
Non-current
Liability towards acquisition of business	36	40
Incentive accruals	20	21
	56	61
	1,987	1,768
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	1,559	1,452
Financial liability towards acquisition of business on a discounted basis	43	40
Financial liability towards acquisition of business on an undiscounted basis (Refer Note 2.3)	66	67
*Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.11 Expenses by nature
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Employee benefit costs (Refer Note 2.12.4)	3,682	2,984	7,064	5,862
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	217	233	424	457
Travelling costs	255	153	509	312
Consultancy and professional charges	76	57	146	133
Cost of software packages	115	76	207	181
Communication costs	60	58	117	120
Cost of technical sub-contractors	178	72	298	154
Power and fuel	43	38	86	74
Office maintenance	50	44	100	86
Repairs and maintenance	31	22	59	44
Rates and taxes	11	8	20	16
Insurance charges	9	7	17	16
Commission	3	4	5	6
Branding and marketing expenses	30	22	52	38
Consumables	8	6	15	12
Provision for post-sales client support (Refer Note 2.9)	(4)	18	(2)	16
Allowance for impairment of trade receivables (Refer Note 2.7)	12	29	28	48
Postage and courier	2	2	6	6
Printing and stationery	4	2	7	7
Operating lease payments (Refer Note 2.15)	37	32	70	64
Others	30	25	64	68
Total cost of sales, selling and marketing expenses and administrative expenses	4,849	3,892	9,292	7,720

2.11.1 Break up of expenses

Cost of sales
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Employee benefit costs	3,201	2,631	6,160	5,177
Depreciation and amortization	217	233	424	457
Travelling costs	190	110	385	229
Cost of software packages	115	76	207	181
Cost of technical sub-contractors	178	72	298	154
Consumables	8	6	15	12
Operating lease payments	22	18	42	38
Communication costs	22	21	44	46
Repairs and maintenance	11	7	22	13
Provision for post-sales client support	(4)	18	(2)	16
Other expenses	11	11	24	19
Total	3,971	3,203	7,619	6,342

Sales and marketing expenses
	(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Employee benefit costs	308	219	577	428
Travelling costs	32	21	62	42
Branding and marketing	26	21	48	37
Operating lease payments	4	3	8	7
Communication costs	4	3	8	7
Commission	3	4	5	6
Consultancy and professional charges	2	5	9	9
Printing and stationery	1	–	1	1
Others	–	–	1	–
Total	380	276	719	537

Administrative expenses
	(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Employee benefit costs	173	134	327	257
Consultancy and professional charges	74	52	137	124
Office maintenance	50	44	100	86
Repairs and maintenance	20	15	37	31
Power and fuel	43	38	86	74
Communication costs	34	34	65	67
Travelling costs	33	22	62	41
Allowance for impairment of trade receivables	12	29	28	48
Rates and taxes	11	8	20	16
Insurance charges	9	7	17	16
Operating lease payments	11	11	20	19
Postage and courier	2	2	6	6
Printing and stationery	3	2	6	6
Branding and marketing	4	1	4	1
Other expenses	19	14	39	49
Total	498	413	954	841

2.12 Employee benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the company's financial statements as of September 30, 2010, March 31, 2010, March 31, 2009 and March 31, 2008:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010	March 31, 2009	March 31, 2008
Change in benefit obligations
Benefit obligations at the beginning	325	267	224	225
Actuarial (gains)/ losses	14	(5)	1	(8)
Service cost	76	80	51	50
Interest cost	6	19	16	17
Benefits paid	(34)	(36)	(25)	(23)
Amendment in benefit plan	–	–	–	(37)
Benefit obligations at the end	387	325	267	224
Change in plan assets
Fair value of plan assets at the beginning	327	268	236	225
Expected return on plan assets	16	25	17	18
Actuarial gains	–	1	5	2
Employer contributions	78	69	35	14
Benefits paid	(34)	(36)	(25)	(23)
Fair value of plan assets at the end	387	327	268	236
Funded status	–	2	1	12
Prepaid gratuity benefit	2	4	1	12
Accrued gratuity	(2)	(2)	–	–

Net gratuity cost for the three months and six months ended September 30, 2010 and September 30, 2009 comprises the following components:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Service cost	53	25	76	44
Interest cost	–	4	6	9
Expected return on plan assets	(9)	(6)	(16)	(12)
Actuarial (gains)/Losses	14	1	14	(2)
Plan amendments	(1)	(1)	(2)	(2)
Net gratuity cost	57	23	78	37

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Cost of sales	50	21	68	33
Selling and marketing expenses	4	2	6	3
Administrative expenses	3	–	4	1
	57	23	78	37

Effective July 1, 2007, the company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to Rs. 37 crore, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of Rs. 24 crore and Rs. 26 crore as of September 30, 2010 and March 31, 2010, respectively, has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of September 30, 2010, March 31, 2010, March 31, 2009 and March 31, 2008 are set out below:

	As of
	September 30, 2010	March 31, 2010	March 31, 2009	March 31, 2008
Discount rate	7.8%	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and six months ended September 30, 2010 and September 30, 2009 are set out below:

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Discount rate	7.8%	7.0%	7.8%	7.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%
Rate of return on plan assets	9.4%	9.0%-9.4%	9.4%	9.0%-9.4%

The company contributes all ascertained liabilities towards gratuity to the Infosys Technologies Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of September 30, 2010 and March 31, 2010 the plan assets have been primarily invested in government securities.

Actual return on assets for the three months and six months ended September 30, 2010 and September 30, 2009 was Rs. 8 crore and Rs. 16 crore and Rs. 6 crore and Rs. 12 crore, respectively.

The company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months and six months ended September 30, 2010 and September 30, 2009 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield. The company expects to contribute approximately Rs. 103 crore to the gratuity trusts during the remainder of the financial year.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.12.2 Superannuation

The company contributed Rs. 26 crore and Rs. 52 crore and Rs. 22 crore and Rs. 43 crore to the superannuation plan during the three months and six months ended September 30, 2010 and September 30, 2009, respectively. Since fiscal 2008, a portion of the monthly contribution is being paid directly to the employees as an allowance and the remaining has been contributed to the plan.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Cost of sales	22	19	45	38
Selling and marketing expenses	2	2	4	3
Administrative expenses	2	1	3	2
	26	22	52	43

2.12.3 Provident fund

The company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the company has been higher in the past years. In the absence of reliable measures for future administered rates and due to the lack of measurement guidance, the company’s actuary has expressed its inability to determine the actuarial valuation for such provident fund liabilities. Accordingly, the company is unable to exhibit the related information.

The company contributed Rs. 49 crore and Rs. 97 crore and Rs. 42 crore and Rs. 82 crore to the provident fund during the three months and six months ended September 30, 2010 and September 30, 2009, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
	(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Cost of sales	43	37	85	72
Selling and marketing expenses	4	3	8	6
Administrative expenses	2	2	4	4
	49	42	97	82

2.12.4 Employee benefit costs include:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Salaries and bonus	3,550	2,896	6,837	5,699
Defined contribution plans	30	28	61	53
Defined benefit plans	102	59	166	109
Share based compensation	–	1	–	1
	3,682	2,984	7,064	5,862

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Cost of sales	3,201	2,631	6,160	5,177
Selling and marketing expenses	308	219	577	428
Administrative expenses	173	134	327	257
	3,682	2,984	7,064	5,862

2.13 Equity

Share capital and share premium

The company has only one class of shares referred to as equity shares having a par value of Rs. 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the statement of comprehensive income is credited to share premium. 2,833,600 shares were held by controlled trust, each as of September 30, 2010 and March 31, 2010.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of September 30, 2010, the company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.13.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2 Dividends

The company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the six months ended September 30, 2010 and September 30, 2009 was Rs. 15.00 and Rs. 13.50, respectively, being the final dividend for the year ended March 31, 2010 and March 31, 2009 respectively.

2.13.3 Liquidation

In the event of liquidation of the company, the holders of shares shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.13.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans.

2.14 Other income

Other income consists of the following:
	(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Interest income on deposits and certificates of deposit	257	198	494	424
Exchange gains/ (losses) on forward and options contracts	53	(1)	(28)	96
Exchange gains/ (losses) on translation of other assets and liabilities	(48)	15	13	(51)
Income from available-for-sale financial assets/ investments	2	23	22	33
Others	3	4	5	6
	267	239	506	508

2.15 Operating leases

The company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was Rs.  37 crore and Rs. 70 crore and Rs. 32 crore and Rs. 64 crore for the three months and six months ended September 30, 2010 and September 30, 2009, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Within one year of the balance sheet date	97	84
Due in a period between one year and five years	269	249
Due after five years	71	62

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.16 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 11,760,000 equity shares representing 11,760,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In the year 2000, the company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 52,800,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the six months ended September 30, 2010 and September 30, 2009 are set out below.

	Six months ended September 30, 2010		Six months ended September 30, 2009
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	242,264	613	916,759	904
Forfeited and expired	(2,406)	759	(49,809)	1,764
Exercised	(116,319)	572	(291,184)	794
Outstanding at the end	123,539	663	575,766	816
Exercisable at the end	123,539	663	575,766	816
1999 Plan:
Outstanding at the beginning	204,464	869	925,806	1,253
Forfeited and expired	(11,425)	481	(294,267)	2,034
Exercised	(93,163)	590	(190,466)	753
Outstanding at the end	99,876	1,173	441,073	948
Exercisable at the end	91,388	1,085	398,490	823

The weighted average share price of options exercised under the 1998 Plan during the six months ended September 30, 2010 and September 30, 2009 was Rs. 2,829 and Rs. 1,953, respectively. The weighted average share price of options exercised under the 1999 Plan during the six months ended September 30, 2010 and September 30, 2009 was Rs. 2,795 and Rs. 1,906 respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is Rs. 8 crore and Rs. 10 crore, respectively.

The following table summarizes information about share options outstanding and exercisable as of September 30, 2010:

	Options outstanding			Options exercisable
Range of exercise prices per share (Rs.)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
300-700	74,889	0.72	592	74,889	0.72	592
701-1,400	48,650	1.01	772	48,650	1.01	772
	123,539	0.83	663	123,539	0.83	663
1999 Plan:
300-700	57,273	0.95	468	57,273	0.95	468
701-2,500	42,603	1.03	2,121	34,115	1.03	2,121
	99,876	0.98	1,173	91,388	0.98	1,085

The following table summarizes information about share options outstanding and exercisable as of March 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices per share (Rs.)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
300-700	174,404	0.94	551	174,404	0.94	551
701-1,400	67,860	1.27	773	67,860	1.27	773
	242,264	1.03	613	242,264	1.03	613
1999 Plan:
300-700	152,171	0.91	439	152,171	0.91	439
701-2,500	52,293	1.44	2,121	32,588	1.20	2,121
	204,464	1.05	869	184,759	0.97	735

The share-based compensation recorded for the three months and six months ended September 30, 2010 was Nil and for the three months and six months ended September 30, 2009 was Rs. 1 crore.

2.17 Income taxes

Income tax expense in the statement of comprehensive income comprises:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Current taxes
Domestic taxes	479	362	908	677
Foreign taxes	171	102	294	184
	650	464	1,202	861
Deferred taxes
Domestic taxes	(35)	(75)	(41)	(79)
Foreign taxes	13	8	(27)	3
	(22)	(67)	(68)	(76)
Income tax expense	628	397	1,134	785

Entire deferred income tax for the three months and six months ended September 30, 2010 and September 30, 2009 relates to origination and reversal of temporary differences.

A deferred tax liability of Rs. 2 crore for the three months ended September 30, 2010 and a reversal of deferred tax liability of Rs. 1 crore during the six months ended September 30, 2010, relating to an available-for-sale financial asset has been recognized in other comprehensive income (Refer Note 2.2).

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Profit before income taxes	2,365	1,932	4,359	3,845
Enacted tax rates in India	33.22%	33.99%	33.22%	33.99%
Computed expected tax expense	786	657	1,448	1,307
Tax effect due to non-taxable income for Indian tax purposes	(153)	(169)	(314)	(389)
Tax reversals, net	(1)	(60)	(16)	(99)
Effect of exempt income	(3)	(20)	(6)	(41)
Interest and penalties	–	6	–	10
Effect of unrecognized deferred tax assets	1	3	6	11
Effect of differential foreign tax rates	(31)	29	(2)	52
Effect of non-deductible expenses	4	(1)	8	5
Others	25	(48)	10	(71)
Income tax expense	628	397	1,134	785

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as ‘Software Technology Parks’ (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until March 31, 2011. Most of the company’s STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2010, Infosys' U.S. branch net assets amounted to approximately Rs. 2,267 crore. As of September 30, 2010, the company has provided for branch profit tax of Rs. 228 crore for its U.S branch, as the company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to Rs. 1,277 crore and Rs. 1,052 crore as of September 30, 2010 and March 31, 2010, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the three months and six months ended September 30, 2010 and September 30, 2009 is as follows:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Net current income tax asset/ (liability) at the beginning	(394)	(404)	(57)	(307)
Translation differences	(4)	(4)	(6)	(5)
Income tax paid	785	496	1,002	797
Current income tax expense (Refer Note 2.17)	(650)	(464)	(1,202)	(861)
Net current income tax asset/ (liability) at the end	(263)	(376)	(263)	(376)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
	(In Rs. crore)
	As of
	September 30, 2010	March 31, 2010
Deferred income tax assets
Property, plant and equipment	238	217
Minimum alternate tax credit carry-forwards	48	42
Computer software	25	25
Accrued compensation to employees	32	–
Trade receivables	31	28
Compensated absences	77	50
Accumulated subsidiary losses	61	86
Others	33	26
Total deferred income tax assets	545	474
Deferred income tax liabilities
Intangible asset	(2)	(2)
Temporary difference related to branch profits	(228)	(232)
Available-for-sale financial asset	(7)	(8)
Total deferred income tax liabilities	(237)	(242)
Total deferred income tax assets	308	232

Deferred income tax assets to be recovered after 12 months	371	368
Deferred income tax liability to be settled after 12 months	(131)	(175)
Deferred income tax assets to be recovered within 12 months	174	106
Deferred income tax liability to be settled within 12 months	(106)	(67)
	308	232

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and six months ended September 30, 2010 and September 30, 2009 is as follows:
			(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Net deferred income tax asset at the beginning	283	417	232	408
Translation differences	5	3	7	3
Credits relating to temporary differences (Refer Note 2.17)	22	67	68	76
Temporary difference on available-for-sale financial asset (Refer Note 2.2)	(2)	–	1	–
Net deferred income tax asset at the end	308	487	308	487

The credits relating to temporary differences during the three months and six months ended September 30, 2010 and September 30, 2009 are primarily on account of compensated absences, accumulated subsidiary losses and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred income tax asset of Rs. 48 core and Rs. 42 crore has been recognized on the balance sheet as of September 30, 2010 and March 31, 2010, respectively, which can be carried forward for a period of ten years from the year of recognition.

2.18 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	571,131,367	570,343,178	571,083,717	570,229,204
Effect of dilutive common equivalent shares - share options outstanding	227,450	703,367	261,978	719,274
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,358,817	571,046,545	571,345,695	570,948,478
(1)Excludes treasury shares

Options to purchase 113,298 equity shares under the 1999 Plan during the three months and six months ended September 30, 2009, were not considered for calculating diluted earnings per share as their effect was anti-dilutive.

For the three months and six months ended September 30, 2010, there were no outstanding options to purchase equity shares which had an anti dilutive effect.

2.19 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	September 30, 2010	March 31, 2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	U.S.A	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (1)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (1)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (1)	Thailand	99.98%	99.98%
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited (2)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
McCamish Systems LLC(1) (Refer Note 2.3)	U.S.A	99.98%	99.98%
(1) Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.
(2) Infosys Consulting India Limited is a wholly owned subsidiary of Infosys Consulting.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Refer Note 2.12 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(In Rs. crore)
	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Salaries and other employee benefits	8	10	20	19

2.20 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments
	(In Rs. crore)
Three months ended September 30, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,462	1,314	927	1,001	1,243	6,947
Identifiable operating expenses	1,028	566	370	418	539	2,921
Allocated expenses	606	323	228	246	306	1,709
Segment profit	828	425	329	337	398	2,317
Unallocable expenses						219
Operating profit						2,098
Other income, net						267
Profit before income taxes						2,365
Income tax expense						628
Net profit						1,737
Depreciation and amortization						217
Non-cash expenses other than depreciation and amortization						2

(In Rs. crore)
Three months ended September 30, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,871	1,080	902	787	945	5,585
Identifiable operating expenses	753	510	325	307	364	2,259
Allocated expenses	469	271	226	197	236	1,399
Segment profit	649	299	351	283	345	1,927
Unallocable expenses						234
Operating profit						1,693
Other income, net						239
Profit before income taxes						1,932
Income tax expense						397
Net profit						1,535
Depreciation and amortization						233
Non-cash expenses other than depreciation and amortization						1

						(In Rs. crore)
Six months ended September 30, 2010	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	4,700	2,522	1,803	1,816	2,304	13,145
Identifiable operating expenses	1,967	1,094	756	802	992	5,611
Allocated expenses	1,164	624	446	449	571	3,254
Segment profit	1,569	804	601	565	741	4,280
Unallocable expenses						427
Operating profit						3,853
Other income, net						506
Profit before income taxes						4,359
Income tax expense						1,134
Net profit						3,225
Depreciation and amortization						424
Non-cash expenses other than depreciation and amortization	3

(In Rs. crore)
Six months ended September 30, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	3,678	2,201	1,824	1,510	1,844	11,057
Identifiable operating expenses	1,481	984	635	598	712	4,410
Allocated expenses	949	568	471	389	475	2,852
Segment profit	1,248	649	718	523	657	3,795
Unallocable expenses						458
Operating profit						3,337
Other income, net						508
Profit before income taxes						3,845
Income tax expense						785
Net profit						3,060
Depreciation and amortization						457
Non-cash expenses other than depreciation and amortization						1

2.20.2 Geographic segments
(In Rs. crore)
Three months ended September 30, 2010	North America	Europe	India	Rest of the World	Total
Revenues	4,570	1,512	147	718	6,947
Identifiable operating expenses	1,957	612	61	291	2,921
Allocated expenses	1,124	372	36	177	1,709
Segment profit	1,489	528	50	250	2,317
Unallocable expenses					219
Operating profit					2,098
Other income, net					267
Profit before income taxes					2,365
Income tax expense					628
Net profit					1,737
Depreciation and amortization					217
Non-cash expenses other than depreciation and amortization					2

(In Rs. crore)
Three months ended September 30, 2009	North America	Europe	India	Rest of the World	Total
Revenues	3,680	1,295	70	540	5,585
Identifiable operating expenses	1,473	536	19	231	2,259
Allocated expenses	922	324	17	136	1,399
Segment profit	1,285	435	34	173	1,927
Unallocable expenses					234
Operating profit					1,693
Other income, net					239
Profit before income taxes					1,932
Income tax expense					397
Net profit					1,535
Depreciation and amortization					233
Non-cash expenses other than depreciation and amortization					1

(In Rs. crore)
Six months ended September 30, 2010	North America	Europe	India	Rest of the World	Total
Revenues	8,743	2,771	254	1,377	13,145
Identifiable operating expenses	3,768	1,166	112	565	5,611
Allocated expenses	2,163	686	63	342	3,254
Segment profit	2,812	919	79	470	4,280
Unallocable expenses					427
Operating profit					3,853
Other income, net					506
Profit before income taxes					4,359
Income tax expense					1,134
Net profit					3,225
Depreciation and amortization					424
Non-cash expenses other than depreciation and amortization					3

(In Rs. crore)
Six months ended September 30, 2009	North America	Europe	India	Rest of the World	Total
Revenues	7,220	2,644	119	1,074	11,057
Identifiable operating expenses	2,882	1,055	39	434	4,410
Allocated expenses	1,862	682	30	278	2,852
Segment profit	2,476	907	50	362	3,795
Unallocable expenses					458
Operating profit					3,337
Other income, net					508
Profit before income taxes					3,845
Income tax expense					785
Net profit					3,060
Depreciation and amortization					457
Non-cash expenses other than depreciation and amortization					1

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and six months ended September 30, 2010 and September 30, 2009.

2.21 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.22 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of Rs. 214 crore including interest of Rs. 39 crore, upon completion of their tax review for the year 2005 and 2006. The demands for the year 2005 and 2006 were received during the year 2009 and 2010, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. The tax demand with regard to the year 2005 and 2006 is pending before the Commissioner of Income tax (Appeals), Bangalore.

Auditor’s Report on Consolidated Quarterly Financial Results and Consolidated Year to Date Financial Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Technologies Limited

We have audited the consolidated quarterly financial results of Infosys Technologies Limited (‘the Company’) for the quarter ended 30 September 2010 and the consolidated year to date financial results for the period from 1 April 2010 to 30 September 2010, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date financial results:

(i)	include the quarterly financial results and year to date financial results of the following entities:
	(a)	Infosys BPO Limited;
	(b)	Infosys BPO s.r.o;
	(c)	Infosys Consulting Inc.;
	(d)	Infosys Consulting India Limited;
	(e)	Infosys Technologia Do Brasil LTDA;
	(f)	Infosys Technologies (Australia) Pty Limited;
	(g)	Mainstream Software Pty Limited;
	(h)	Infosys Technologies (China) Co. Limited;
	(i)	McCamish Systems, LLC;
	(j)	Infosys Public Services, Inc.;
	(k)	Infosys Technologies S. de R.L.de C.V;
	(l)	Infosys Technologies (Sweden) AB;
	(m)	Infosys BPO Poland Sp z.o.o; and
	(n)	Infosys BPO (Thailand) Limited;
(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(iii)
give a true and fair view of the consolidated net profit and other financial information for the quarter ended 30 September 2010 as well as the consolidated year to date results for the period from 1 April 2010 to 30 September 2010.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
15 October, 2010